     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2002

                                  UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             McAFEE.COM CORPORATION

                            (NAME OF SUBJECT COMPANY)

                            NETWORKS ASSOCIATES, INC.

                                       AND

                         MCAFEE.COM HOLDINGS CORPORATION

                       (NAMES OF FILING PERSONS-OFFERORS)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   579062-100

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 GEORGE SAMENUK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                          C/O NETWORKS ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE

                          SANTA CLARA, CALIFORNIA 95054

                                 (408) 988-3832

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   Copies to:

                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                            MICHAEL J. KENNEDY, ESQ.
                               JACK HELFAND, ESQ.

                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD

                           PALO ALTO, CALIFORNIA 94304
                            TELEPHONE: (650) 493-9300

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(*)                                AMOUNT OF FILING FEE(*)
   $ 213,535,640                                                $ 19,646

* Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $16.625, the average of the high and low prices of McAfee.com Class A common stock as reported on the Nasdaq National Market on April 4, 2002, 2002 and (ii) 12,844,249, the expected maximum number of shares of Class A common stock of McAfee.com that may be acquired in the Offer and merger. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002, issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value.

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $ 19,646                                Filing Party:  Networks Associates, Inc.
    Form or Registration No.:  Form S-4 (No. 333-85170)              Date Filed:  March 29, 2002 and April 10, 2002

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]  third-party tender offer subject to Rule 14d-1.
        [ ]  issuer tender offer subject to Rule 13e-4.
        [ ]  going-private transaction subject to Rule 13e-3.
        [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEMS 1 THROUGH 11.

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO initially filed on March 29, 2002 (as amended hereby, the "Schedule TO"), by Networks Associates, Inc., a Delaware corporation ("Network Associates"), and McAfee.com Holdings Corporation ("McAfee.com Holdings"), a Delaware corporation and a wholly owned subsidiary of Network Associates. This Schedule TO relates to the offer by McAfee.com Holdings to exchange shares of common stock, par value $0.001 per share, of Network Associates for each outstanding share of Class A common stock, par value $0.001 per share, of McAfee.com Corporation, a Delaware corporation ("McAfee.com"), upon the terms and subject to the conditions set forth in the Prospectus, dated March 29, 2002, as amended and supplemented by the Prospectus Supplement dated April 10, 2002, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.  EXHIBITS.

         The reference to Exhibit (a)(1) to the Schedule TO is amended and restated as set forth below:

         (a)(1) Prospectus dated March 29, 2002, as amended and supplemented by the Prospectus Supplement dated April 10, 2002 (incorporated by reference to Network Associates' filing of a registration statement on Form S-4 filed on March 29, 2002, as amended by Amendment No. 1 to such registration statement filed on April 10, 2002).

         Item 12 is hereby amended and supplemented by adding the following exhibits:

         (a)(17) First Amended Complaint titled Stephen Bank v. McAfee.com Corp., Srivats Sampath, George Samenuk, Stephen C. Richards, Richard M. Schell, Frank C. Gill and Networks Associates, Inc. (Civil Action No. 19481-NC), Ezra Birnbaum v. Srivats Sampath, Frank Gill, George Samenuk, Stephen Richards, Richard Schell, McAfee.com Corporation and Networks Associates, Inc. (Civil Action No. 19482-NC), and Carl Brown v. Srivats Sampath, Frank Gill, George Samenuk, Stephen Richards, Richard Schell, McAfee.com Corporation, and Networks Associates, Inc. (Civil Action No. 19483-NC), filed on April 2, 2002 in the Chancery Court of the State of Delaware, County of New Castle.

         (a)(18) Press release jointly issued by Network Associates and McAfee.com Corporation on April 10, 2002 announcing the increase in the exchange ratio, change in conditions of the offer (incorporated by reference to Exhibit
99.18 to the Amendment No. 1 to the Registration Statement on Form S-4 of Network Associates filed with the Commission on April 10, 2002).

         (a)(19) Opinion of JP Morgan Securities, Inc. dated April 9, 2002 (incorporated by reference to Exhibit 99.9 to the Amendment No. 1 to the Registration Statement on Form S-4 of Network Associates filed with the Commission on April 10, 2002).

         (d)(1) Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit
10.17 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).

         (d)(2) Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).

         (d)(3) First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).

         (d)(4) First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  NETWORKS ASSOCIATES, INC.

                                  By:  /S/ STEPHEN C. RICHARDS
                                       ----------------------------------
                                       Name:  Stephen C. Richards
                                       Title:  Chief Operating Officer and Chief
                                               Financial Officer


Dated:  April 10, 2002


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